File No. 70-


                 SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                   ------------------------------

                              FORM U-1
                   -------------------------------

                     APPLICATION OR DECLARATION

                              under the

             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                * * *
                     AMERICAN ELECTRIC POWER COMPANY, INC.
               1 Riverside Plaza, Columbus, Ohio 43215
         (Name of company or companies filing this statement
             and address of principal executive office)

                                * * *


                AMERICAN ELECTRIC POWER COMPANY, INC.
              1 Riverside Plaza, Columbus, Ohio 43215
               (Name of top registered holding company
               parent of each applicant or declarant)

                                * * *

           A. A. Pena, Senior Vice President and Treasurer
             American Electric Power Service Corporation
               1 Riverside Plaza, Columbus, Ohio 43215

                   Susan Tomasky, General Counsel
             American Electric Power Service Corporation
               1 Riverside Plaza, Columbus, Ohio 43215
             (Names and addresses of agents for service)



ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

American Electric Power Company, Inc. ("AEP") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). AEP proposes to organize and acquire all of the common stock or other equity interests of one or more subsidiaries (collectively, the "Financing Subsidiary") for the purpose of effecting various financing transactions from time to time through June 30, 2006 involving the issuance and sale of up to an aggregate of $1.5 billion (cash proceeds to AEP) in any combination of Preferred Securities, Debt Securities, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units, as well as its common stock issuable pursuant to such Stock Purchase Contracts and Stock Purchase Units, all as described herein. AEP further proposes that it may effect directly (i.e., without the Financing Subsidiary) any such transaction involving Preferred Securities, Debt Securities, Preferred Stock, Stock Purchase Contracts or Stock Purchase Units as described herein.

AEP's consolidated net income for the year ended December 31, 1999 was $520 million. Reference is made to note 13 to the consolidated financial statements included in AEP's Annual Report on Form 10-K for the year ended December 31, 1999 for certain business segment information. AEP's traditional core business served approximately three million retail customers as of December 31, 1999. On June 15, 2000, AEP acquired all of the outstanding common equity of Central and South West Corporation, a Delaware corporation and a registered holding company under the Act. See the Current Report on Form 8-K of AEP dated June 15, 2000.

Financing Subsidiary

1.1 AEP will acquire all of the outstanding shares of common stock or other equity interests of the Financing Subsidiary for amounts (inclusive of capital contributions that may be made from time to time to the Financing Subsidiary by AEP) aggregating up to 35% of the total capitalization of the Financing Subsidiary (i.e., the aggregate of the equity accounts and indebtedness of the Financing Subsidiary). Such investment by AEP will not in any event be less than the minimum required by any applicable law. The business of the Financing Subsidiary will be limited to effecting financing transactions for AEP and its affiliates. In connection with such financing transactions, AEP will enter into one or more guarantee or other credit support agreements in favor of the Financing Subsidiary. Effecting financings through the Financing Subsidiary would have the benefit of better distinguishing securities issued by AEP to finance its investments in non-core businesses from those issued to finance its investments in core business operating companies. A separate Financing Subsidiary may be used by AEP with respect to different types of non-core businesses.

Preferred Securities

1.2 In connection with the issuance of Preferred Securities (as hereinafter defined), AEP or the Financing Subsidiary proposes to organize one or more separate special purpose subsidiaries as any one or any combination of
(a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by AEP, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by AEP, (c) a business trust under the laws of the State of Delaware or other jurisdiction considered advantageous by AEP or (d) any other entity or structure, foreign or domestic, that is considered advantageous by AEP. The special purpose subsidiaries to be so organized are hereinafter referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries." In the event that any Special Purpose Subsidiary is organized as a limited liability company, AEP or the Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Investment Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests so as to comply with any requirement under the applicable LLC Act that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, AEP or the Financing Subsidiary also may organize an Investment Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Investment Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will at all times have a limited partner to the extent required by applicable law.

The respective Special Purpose Subsidiaries then will issue and sell at any time or from time to time preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation preference per security.

1.3 AEP, the Financing Subsidiary and/or an Investment Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law and not exceeding 21% of the total equity capitalization from time to time of such Special Purpose Subsidiary (i.e., the aggregate of the equity accounts of such Special Purpose Subsidiary) (the aggregate of such investment by AEP, the Financing Subsidiary and/or an Investment Sub being herein referred to as the "Equity Contribution"). The Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, subordinated debentures, promissory notes or other debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, the Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to the Financing Subsidiary (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of the Preferred Securities by such Special Purpose Subsidiary from time to time, and the Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings.

1.4 AEP or the Financing Subsidiary also proposes to guarantee
(individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Special Purpose Subsidiary or redemption of the Preferred Securities of such Special Purpose Subsidiary and (iii) certain additional amounts that may be payable in respect of such Preferred Securities. AEP's credit would support any such Guaranty by the Financing Subsidiary.

1.5 Each Note will have a term of up to 50 years. Prior to maturity, the Financing Subsidiary will pay interest only on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities, which dividend or distribution rate may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods. Such interest payments will constitute each respective Special Purpose Subsidiary's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and dividends or distributions on the common stock or the general partnership or other common equity interests of such Special Purpose Subsidiary. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Special Purpose Subsidiary issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, the Financing Subsidiary may have the right to defer payment of interest on any issue of Notes for up to five or more years. Each Special Purpose Subsidiary will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Special Purpose Subsidiary's rights under the related Note and Guaranty. The dividend or distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Note issued by the Financing Subsidiary with respect thereto. The Preferred Securities may be convertible or exchangeable into common stock of AEP.

1.6 The Notes and related Guaranties will be subordinate to all other existing and future unsubordinated indebtedness for borrowed money of the Financing Subsidiary (or AEP, as the case may be) and may have no cross-default provisions with respect to other indebtedness of the Financing Subsidiary (or
AEP), i.e., a default under any other outstanding indebtedness of the Financing Subsidiary (or AEP) would not result in a default under any Note or Guaranty. However, AEP and/or the Financing Subsidiary may be prohibited from declaring and paying dividends on its outstanding capital stock and making payments in respect of pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

1.7 It is expected that the Financing Subsidiary's interest payments on the Notes will be deductible for federal income tax purposes and that each Special Purpose Subsidiary will be treated as either a partnership or a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and AEP (and any Investment Sub) will be deemed to have received distributions in respect of their ownership interests in the respective Special Purpose Subsidiary and will not be entitled to any "dividends received deduction" under the Internal Revenue Code. The Preferred Securities of any series, however, may be redeemable at the option of the Special Purpose Subsidiary issuing such series (with the consent or at the direction of AEP) at a price equal to their par or stated value or liquidation preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than approximately 10 years from their date of issuance, or (ii) upon the occurrence of certain events, among them that (x) such Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received on the Notes issued to such Special Purpose Subsidiary, or (y) it is determined that the interest payments by the Financing Subsidiary on the related Notes are not deductible for income tax purposes, or
(z) such Special Purpose Subsidiary becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. The Financing Subsidiary also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Special Purpose Subsidiary for the Notes or other junior subordinated debt issued to such Special Purpose Subsidiary.

In the event that any Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Special Purpose Subsidiary may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Special Purpose Subsidiary will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, the Financing Subsidiary's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any Special Purpose Subsidiary is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, the Financing Subsidiary may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Special Purpose Subsidiary, after the payment of such taxes, shall result in the Special Purpose Subsidiary's having such funds as it would have had in the absence of such payment of taxes.

1.8 In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of the Preferred Securities of such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

1.9 The constituent instruments of each Special Purpose Subsidiary, including its Limited Liability Company Agreement, Limited Partnership Agreement or Trust Agreement, as the case may be, will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to the Financing Subsidiary or Investment Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities. Accordingly, it is proposed that no Special Purpose Subsidiary's constituent instruments include any interest or dividend coverage or capitalization ratio restrictions on its ability to issue and sell Preferred Securities as each such issuance will be supported by a Note and Guaranty and such restrictions would therefore not be relevant or necessary for any Special Purpose Subsidiary to maintain an appropriate capital structure.

Each Special Purpose Subsidiary's constituent instruments will further state that its common stock or general partnership or other common equity interests are not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by AEP, the Financing Subsidiary and/or its Investment Sub (or permitted successor), and that AEP or the Financing Subsidiary (or permitted successor) will pay all expenses of such Special Purpose Subsidiary.

1.10 The distribution rate to be borne by the Preferred Securities and the interest rate on the Notes will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

Debt Securities

1.11 AEP proposes that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, the Financing Subsidiary may issue and sell Notes directly to investors without an intervening Special Purpose Subsidiary. It is proposed that any Notes so issued will be unsecured, may be either senior or subordinated obligations of the Financing Subsidiary, may be convertible or exchangeable into common stock of AEP or Preferred Securities, may have the benefit of a sinking fund and otherwise will have terms and provisions substantially as described hereinabove (the "Debt Securities"). Debt Securities of the Financing Subsidiary will have the benefit of a guarantee or other credit support by AEP. AEP will not issue the Debt Securities unless it has evaluated all relevant financial considerations (including, without limitation, the cost of equity capital) and has determined that to do so is preferable to issuing common stock or short-term debt.

1.12 The interest rate on the Debt Securities will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

Preferred Stock

1.13 It is proposed that the Financing Subsidiary may issue and sell from time to time shares of its preferred stock (the "Preferred Stock"). Any such issue of Preferred Stock will have a specified par or stated value per share and, in accordance with applicable state law, will have such voting powers (if any), designations, preferences, rights and qualifications, limitations or restrictions as shall be stated and expressed in the resolution or resolutions providing for such issue adopted by the board of directors of the Financing Subsidiary pursuant to authority vested in it by the provisions of its certificate of incorporation. The foregoing may include rights of conversion or exchange into common stock of AEP or Preferred Securities.

The dividend rate on the Preferred Stock will not exceed the greater of
(i) 100% of the yield on U.S. Treasury securities having a maturity of 30 years or (ii) a gross spread over U.S. Treasury securities that is consistent with comparable securities. Preferred Stock of the Financing Subsidiary will have the benefit of credit support by AEP.

Stock Purchase Contracts and Stock Purchase Units

1.14 It is proposed that AEP or the Financing Subsidiary may issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from AEP, and AEP to sell to the holders, a specified number of shares or aggregate offering price of common stock of AEP at a future date or dates up to ten years from the date of issuance. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of units ("Stock Purchase Units") consisting of a Stock Purchase Contract and Debt Securities, Preferred Securities, Preferred Stock or other debt obligations of third parties, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of AEP under the Stock Purchase Contracts. The funds to purchase such obligations would be provided by, and the interest income thereon would generally be for the benefit of, the investors. The Stock Purchase Contracts may require AEP or the Financing Subsidiary to make periodic payments to the holders of the Stock Purchase Units or vice versa (any such payments by AEP or the Financing Subsidiary not to exceed 5% per annum), and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

Use of Proceeds

1.15 The proceeds of any financing by the Financing Subsidiary or any Special Purpose Subsidiary will be remitted, paid as a dividend, loaned or otherwise transferred to AEP or its designee. The proceeds of the Preferred Securities, Debt Securities, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units will be used to pay dividends to AEP to the extent that may be permitted under the Act and applicable state law, to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), or in any transactions permitted under the Act and for other general corporate purposes, including the reduction of short-term indebtedness. AEP does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

The fees and expenses in connection with the proposed transactions (other than those described in Item 1 hereof and other than underwriting discounts and commissions) are estimated not to exceed $3 million. Underwriting discounts and commissions will not exceed 7% of the amount of the securities issued. The prospectus supplement relating to each offering will reflect the actual expenses based upon the amount of the related offering.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

AEP considers that Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33 of the Act and Rules 42, 45, 46 and 53 thereunder are applicable to the proposed transactions.

(1) Rule 53 Analysis. Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of March 31, 2000, AEP, through its subsidiary, AEP Resources, Inc., had aggregate investment in FUCOs of $918,907,000. This investment represents approximately 53.2% of $1,727,264,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended March 31, 2000. However, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the "100% Order") in File No. 70-9021. Although
AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.

As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of March 31, 2000, AEP's consolidated capitalization consisted of 38.1% common and preferred equity and 61.9% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's operating utility subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating utility subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,727,264,000) represented an increase of approximately $33,566,000 (or 2.0%) in the average consolidated retained earnings from the previous four quarterly periods ($1,693,698,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.

As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of AEP, nor would it have an adverse impact on any of the utility subsidiaries or their customers, or on the ability of state commissions to protect the utility subsidiaries or their customers.

(2) Statutory Analysis. A critical, although not exclusive, purpose of this requested authorization is to permit the refunding of short-term debt incurred by AEP. Prior to the merger with Central and South West Corporation, AEP had authority to issue up to $500 million in unsecured short-term debt. AEP currently has authority to issue up to $5 billion in unsecured short-term debt. See American Electric Power, HCAR No. 27186 (June 14, 2000) (approving acquisition of Central and South West Corporation by AEP and certain related activities) (the "Merger Order"). Two such activities approved in the Merger Order are the creation of an AEP Money Pool and factoring of accounts receivables, each of which is fully described in the Merger Order and application thereto. The resulting activities have required incurring significant amounts of short-term debt, thereby exposing AEP to short-term interest rate risk. AEP seeks authority to incur long-term debt to refund this short-term debt for the purpose of limiting its exposure to short-term interest rate risk. On a pro forma basis giving effect to the merger approved in the Merger Order, approximately $2.988 billion of such debt would have been outstanding as of December 31, 1999. In order to maintain a favorable credit rating, AEP periodically must reduce (or pay off) its short-term debt. Going forward, this will allow AEP to incur new short-term debt to meet temporary new funding requirements.

AEP anticipates the need to incur (directly or through subsidiaries whose debt AEP will guarantee) further short-term debt throughout the authorization period in order to finance the acquisition of energy-related assets, including EWGs in the United States. See American Electric Power, HCAR No. 26933 (November 2, 1998) (approving acquisitions and investments in energy-related assets in an aggregate amount not to exceed $800 million.) AEP also seeks authority to incur long-term debt in order to support and expand its significant investment in exempt telecommunications companies as defined under the Act. For a description of such investment, see AEP's Form 10-K for the year ended December 31, 1999, File No. 1-3525. In addition, AEP may construct substantial new generating capacity during this time frame, both within and outside its traditional operating company service area.

Effective participation in the exempt project markets encouraged by the amendments to the Act in the Energy Policy Act of 1992, as amended (the "Energy Policy Act"), require the types of financing flexibility that AEP is seeking through this application. Both domestic restructuring resulting in the formation of EWGs and foreign privatization projects resulting in the formation of FUCOs typically require competitive bidding and negotiations. Prefinancing therefore is not practical because project specific prefinancing would result in incurring substantial sunk costs when the likelihood of proceeding with the particular project is in doubt. Prefinancing is not therefore practical for acquisitions of this type.

The competitive nature of power generation places a premium on access to capital at the lowest cost, requiring the type of financing flexibility that AEP is seeking. The operating company construction programs, which include transmission, distribution and generation retrofits and expansions through 2001, exceed $3 billion. Although the operating companies will rely primarily upon internally generated funds, AEP may need to contribute capital to the operating companies in order for them to maintain their construction programs at the lowest reasonable cost. Growth in retail electric service requirements within the franchised service territories of the electric utility subsidiaries of AEP is partially responsible for these additions. AEP's operating company subsidiaries also provide wholesale public utility service, but do so subject to competitive pressures and opportunities in accordance with the restructuring of wholesale public utility service sponsored by the Federal Energy Regulatory Commission ("FERC"). AEP intends to compete for wholesale service opportunities.

Both the convergence of gas and electric markets and the increase in energy competition have rendered arbitrary impediments to efficient financing contrary to the public interest. In today's competitive energy markets, any such impediment represents an unreasonable financial burden upon AEP's ability to undertake necessary and urgent corporate purposes. Such impediments also are not necessary or appropriate in the public interest or for the protection of investors or consumers. As public utility markets and service have restructured, largely through structurally separating elements of public utility service such as energy marketing, power generation (i.e., EWGs) and energy services from those elements deemed necessarily natural monopoly in nature (i.e., transmission service), the Commission has recognized that financing at the holding company level, whether directly or through subsidiaries, is required to support such restructured operations consistent with evolving regulatory and business structures. Southern Company, HCAR No. 27134 (February 9, 2000); Interstate Energy Corporation, HCAR No. 26956 (December 18, 1998); Ameren, Inc., HCAR No. 26841 (March 15, 1998); American Electric Power, HCAR No. 26933 (November 2,
1998); Consolidated Natural Gas Co., HCAR No. 26634 (December 26, 1996); Conectiv, HCAR No. 26833 (February 26, 1998); Cinergy Corp., HCAR No. 26819 (January 20, 1998); Southern Company, HCAR No. 26488 (February 2, 1996).

The issuance of common stock, long-term debt, short-term debt and other securities by AEP is subject to Sections 6 and 7 of the Act. Section 6(a) provides in relevant part that it is unlawful for a registered holding company or subsidiary of a registered holding company to issue a security except in accordance with a declaration under Section 7 and with the order under such Section permitting such declaration to become effective or except pursuant to applicable exemption or exception. Section 6(b) exempts a limited amount of short-term debt, which amount may be increased with Commission approval.

Section 7(c) sets forth the requirements to be met for the issuance of securities by registered public utility holding companies. Subparagraph (1) establishes a presumption that a holding company will issue only common stock or secured debt:

7(c) The Commission shall not permit a declaration regarding the issuance or sale of a security to become effective unless it finds that:

(1) such security is (A) a common stock having a par value and being without preference as to dividends or distributions over and having at least equal voting rights with any outstanding security of the declarant;
(B) a bond (i) secured by a first lien on physical property of the declarant; or (ii) secured by an obligation of a subsidiary company of the declarant secured by a first lien on physical property of such subsidiary company; or (iii) secured by any other assets of the type and character which the Commission by rules and regulations or order may prescribe as appropriate in the public interest or for the protection of investors; (C) a guaranty of, or assumption of liability on, a security of another company; or (D) a receiver's or trustee's certificate duly authorized by the appropriate court or courts.

In addition, subparagraph (2) of Section 7(c) permits other securities to be issued if certain criteria are met:

(2) such security is to be issued or sold solely (A) for the purpose of refunding, extending, exchanging, or discharging an outstanding security of the declarant and/or a predecessor company thereof or for the purpose of effecting a merger, consolidation or other reorganization; (B) for the purpose of financing the business of the declarant as a public-utility company; (C) for the purpose of financing the business of the declarant, when the declarant is neither a holding company nor a public-utility company; and/or (D) for necessary and urgent corporate purposes of the declarant where the provisions of (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers.

Even if a security meets the requirements of Section 7(c), the Commission may (and must) decline to allow the declaration to be effective if it makes any of the negative findings enumerated by Section 7(d) of the Act, which are discussed below.

A. To the Extent AEP Seeks Refunding Authority, its Declaration Should Be Rendered Effective Pursuant to Section 7(c)(2)(A).

Section 7(c)(2)(A) permits the Commission to authorize the issuance of debt by a holding company for the purpose of refunding outstanding securities. Neither the structure of the Act nor its legislative history presents any basis to apply this provision other than in accordance with its plain meaning.

The requirements of Section 7(d) apply to debt issued for refunding purposes as well as to any other security issuance authorized under Section 7. Thus the Commission can deny the effectiveness of a declaration seeking refunding authority if it finds any of the following:

(d)(1) the security is not reasonably adapted to the security structure of the declarant or its system

(d)(2) the security is not reasonably adapted to declarant's earning power

(d)(3) the financing by the issue and sale of the particular security is not necessary or appropriate to the lawful operations of declarant

(d)(4) the commissions or fees are unreasonable

(d)(5) a guarantee represents an inappropriate risk

(d)(6) the terms and conditions of the issue or sale of the security are detrimental to the public interest or the interests of investors or consumers.

Thus a holding company cannot evade financial regulation through issuing short-term debt exempt under Section 6(b) and refunding it with long-term debt issued pursuant to Section 7(c)(2)(A) because Section 7(d) empowers the Commission to prevent abuses of financing authority. That the negative findings of Section 7(d) are rarely made by the Commission is due in part to the efficiency of modern capital markets, including public registration and disclosure, established accounting standards and market intelligence, including information provided by rating agencies. The Commission acknowledged the significance of these developments when it held the Statements of Policy previously prescribed by the Commission to be obsolete and rescinded the same. See, e.g. Exemption of Issuance and Sale of Securities By Public-Utility and Nonutility Subsidiary Companies of Registered Public-Utility Holding Companies, HCAR No. 26312 (June 20, 1995) ("as the securities markets have developed, the Commission has found that the Statements of Policy have become anachronistic and hinder the ability of registered companies to raise capital.") These securities market developments also remove any potential justification for applying a restrictive interpretation to the plain meaning of refunding authority conferred by Section 7(c)(2)(A). To the contrary, these developments justify giving effect to the plain meaning of Section 7(c)(2)(A). No floodgates will be opened that will result in recreating the evils the Act was intended to prevent by giving effect to the plain meaning of Section 7(c)(2)(A).

B. To the Extent AEP Seeks Authority Beyond Refunding, the Emergence of Competitive Energy Markets Warrants Rendering the Declaration Effective Pursuant to Section 7(c)(2)(D) and the Final Clause of Section 7(c)(2)(A).

Section 7(c)(2)(D) of the Act authorizes the Commission to issue an order permitting the issuance of a security not complying with Section 7(c)(1); provided that the proposed security is for necessary and urgent corporate purposes of the declarant and that the provisions of Section 7(c)(1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers. AEP submits that the proposed financings are for a necessary and urgent corporate purpose resulting from the competitive nature of the energy markets within which AEP must compete. In addition, certain non-utility subsidiaries of AEP are unable to secure financing for their operations on their own and thus must look to AEP to obtain such funds. Also, compliance with the provisions of Subparagraph (1) of Section 7(c) would impose an unreasonable financial burden on the declarant by imposing a more costly and unnecessary means of raising needed capital. Compliance with the provisions of Subparagraph
(1) of Section 7(c) is not necessary or appropriate in the public interest or for the protection of investors or consumers. Southern Company, HCAR No. 26489 (March 13, 1996), represents recognition by the Commission that debt financing at the holding company level was appropriate in light of the conditions of modern energy markets. As shown herein, ample additional authority supports this conclusion and its application herein.

1. The Proposed Financing Is Required for Necessary and Urgent
Corporate Purposes of the Declarant.

Section 1(c) of the Act directs the Commission to apply the provisions of the Act with a goal towards eradicating the evils enumerated in
Section 1(b) of the Act. As the legislative findings of Section 1(b) demonstrate, the presumption embedded in the Act against holding company debt reflected concerns with investor information and the adequacy of accounting systems. As the Commission has recognized on numerous occasions, advances in investor disclosure, regulatory information and accounting standards have eradicated these evils. As a result, the Commission should permit the business goal of lowering the cost of capital to exercise a greater persuasive power today than when rigidity in permitted capital structures was deemed necessary in order to protect investors and assure adequate public oversight. As shown herein, the Commission has in fact administered Section 7(c)(2)(D) in accordance with a more flexible standard than indicated by some of the verbiage included in early releases applying the Act. The emergence of increased direct competition among energy suppliers has now increased the need to be able to access capital markets competitively and without artificial non-market-based restrictions.

The market within which AEP competes for business is increasingly competitive. As stated by the Commission in the release adopting Rule 58 (HCAR No. 26667):

As a result of Congressional action, combined with initiatives of the Federal Energy Regulatory Commission and state and local ratemaking authorities, the pace of change in the gas and electric utility industry is accelerating. Today the gas industry is largely deregulated and the electric industry is undergoing a similar process. In addition to increasing competition at the wholesale level, retail electric competition is developing more rapidly than anticipated due to state efforts. Utilities and other suppliers of energy appear poised to compete in retail markets. As a result of these developments, the contemporary gas and electric industries no longer focus solely upon the traditional production and distribution functions of a regulated utility, but are instead evolving toward a broadly based, competitive, energy services business.

The Commission has recognized the convergence of competitive energy markets and a heightened need to avoid high cost structures in today's competitive environment in its recent orders approving the retention of natural gas distribution systems by integrated electric utility systems. WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998), citing New Century Energies, Inc., HCAR No. 26748 (August 1, 1997) ("The Commission reconsidered and rejected the emphasis in many of its earlier cases upon evidence of a severe, even crippling, effect of divestment upon the separated system. The Commission stated that this approach is outmoded in the contemporary utility industry.") See also Conectiv, Inc., HCAR No. 26836 (February 25, 1998); Ameren Corp., HCAR No. 26809 (December 30, 1997); Cinergy, HCAR No. 26934 (November 21, 1998).

AEP emphasizes that "traditional" or "core" public-utility operations are becoming more competitive, even in states that have not undertaken restructuring. The effect of universal wholesale power transmission access sponsored by FERC Order 888 has been to render wholesale power markets highly competitive, with the result that competitive bulk power markets now provide electricity for much of the nation. The breadth of competition is reflected in orders issued by the FERC granting market-based rate authority to hundreds of wholesale power marketers in every region of the country.1 As a result of these developments, largely arising as a result of the Energy Policy Act, competitive energy marketing is rapidly achieving a predominant role and influence upon service to end-users. In New Century Energies, Inc., HCAR No. 26748 (August 1,
1997), the Commission noted that the "empirical basis" for regulatory assumptions premised on franchised monopoly service "is eroding." Even where "franchised monopolies" still govern retail electric service, there are no "franchised monopolies" with respect to wholesale service. Wholesale power competition is now the rule, rather than the exception. As is shown below, the structural changes encouraged (and required) by Congress, the Commission, FERC and numerous states amounts to a "reorganization" within the meaning of Section 7(c)(2)(A) of the Act. As shown herein, the competitive pressures produced by this environment support finding that the purposes are "necessary and urgent" within the meaning of Section 7(c)(2)(A). Furthermore, several of the states in which AEP operates, i.e., Texas, Virginia and Ohio, have, in essence, required structured reorganizations of the electric utilities operating in those states.

The vital role of registered holding companies in emerging energy markets was confirmed by Congress through a series of enactments, culminating in the Energy Policy Act. The Commission traced these legislative developments in its implementation of the Energy Policy Act. The Commission expressed its interpretation of the enormous change wrought by Congress as follows:

The Congress in 1935 did not foresee the changes that have taken place in recent years. Since the enactment of the Public Utility Regulatory Policies Act of 1978, the traditional vertically-integrated structure of the industry has begun to give way as utilities are increasingly relying on purchased power from so-called independent power producers. In addition, sweeping political and economic changes worldwide have created a large demand for American utility expertise and significant investment opportunities for United States companies.

As the industry adapts to this new market environment, regulators face new challenges. Prior to enactment of the Energy Policy Act of 1992, the Commission attempted to accommodate these changes within the framework of existing law. In its orders, the Commission sought to protect the interests of domestic utility consumers and investors, while permitting acquisitions of foreign utility operations. The staff also discussed various approaches to the Act with developers of domestic independent power projects.

Title VII of the new legislation amends the Act to create two new classes of exempt entities, exempt wholesale generators ("EWGs") and foreign utility companies. By exempting these entities from all provisions of the Act, and providing for the acquisition of EWGs without prior Commission approval, the legislation is intended to facilitate the participation of domestic companies in independent power production and foreign utility investment, activities to which the Act previously raised significant barriers.

HCAR No. 25757 (March 8, 1993) (footnotes omitted). In reaching its conclusion, the Commission expressly noted the legislative history of the Energy Policy Act, citing the statements of Sen. Wallop, Cong. Rec. 517615 (October 8, 1992) ("Section 32 is intended to streamline and minimize federal regulation") and Sen. Riegle, Cong. Rec. 517629 (October 8, 1992) ("the purpose of Section 33 is to facilitate foreign investment, not burden it").

Thus the interpretation and application of the financial regulation provisions of the Act should, as required by Section 1(c) of the Act, adhere closely to the legislative findings of Section 1(b) that link concerns with financial structure and the quality of securities to the inadequacy of disclosure in 1935 and otherwise permit holding companies to compete for capital on an efficient basis.

As is illustrated by Southern Company, HCAR No. 26489 (March 13,
1996), the Commission has previously authorized registered holding companies to issue long-term debt securities for non-emergency purposes other than refunding, including those with subsidiaries with substantial long-term debt. Southern is the most recent example. Southern Company, HCAR No. 27134 (February 9, 2000). See also Cinergy Corp., HCAR No. 26819 (January 20,
1998); Conectiv, HCAR No. 26833 (February 26, 1998); Conectiv, HCAR No. 26930 (October 21, 1998); Ameren, Inc., HCAR No. 26841 (March 15, 1998) ("other securities" authorized include multi- year unsecured debt).2

The Commission has also authorized the formation of financing subsidiaries that issue debt predicated upon the credit of a registered holding company. American Electric Power, HCAR No. 26200 (February 4, 1994); American Electric Power Company, HCAR No. 26516 (May 10, 1996); New England Electric System, HCAR No. 26729 (June 10, 1997); New Century Energies, Inc., HCAR No. 26750 (August 1, 1997); New Century Energies, Inc., HCAR No. 26872 (May 14, 1998); The Columbia Gas System, Inc., HCAR No. 26634 (December 26,
1996); Consolidated Natural Gas Company, HCAR No. 26500 (January 16, 1998); GPU, Inc., HCAR No. 26800 (December 22, 1997); Southern Company, HCAR No. 26488 (February 2, 1996). As the Commission has recognized in its administration of the Investment Company Act of 1940, as amended (the "Investment Company Act"), such debt is the functional equivalent of debt issued by the parent. Exemption From All Provisions Of the Investment Company Act of 1940 For Certain Finance Subsidiaries, Rel. No. IC-12679, 26 S.E.C. Docket 273 (1982).

In the current context of emerging national energy markets, the ability to access capital markets at the lowest costs to finance energy asset development represents a necessary and urgent corporate purpose. Although traditional service franchises with vertical integration (to the extent permitted by FERC) still play a role in electric utility service (and may continue to do so), FERC has largely implemented a new regulatory paradigm at the bulk power level (as it did with respect to natural gas service) under which components of service deemed potentially competitive are "unbundled" from those components deemed to posses natural monopoly characteristics. The evolution of this antitrust-influenced paradigm that results in new forms of competition significantly contributing to energy supply and public-utility service is traced in Kearney & Merrill, "The Great Transformation of Regulated Industries Law," 98 Col. L. Rev. 1323 (1998).3 The evolution is also traced in FERC Order 888, FERC Stats. & Regs. (CCH) P. 31,036, at 31,652 (1996). See also Black & Pierce, "The Choice Between Markets and Central Planning in Regulating the U.S. Electric Industry, 1193 Col. L. Rev. 1339 (1993). This paradigm, derived first from the antitrust-driven restructuring of telecommunications services, was applied to natural gas transmission service, and electric power service is currently following in the path of natural gas service. The Energy Information Administration of the Department of Energy has chronicled the restructuring of United States electric power service in detail in The Changing Structure of the Electric Power Industry: An Update (July, 1998), specifically noting the role of divestiture of generation by traditional vertically-integrated public-utilities and the role of open access to transmission and distribution systems. Id. at 4,
8. See also Pierce, Richard J., "Antitrust Policy in The New Electric Industry," 17 Energy L. J. 29 (1996); Pierce, Richard J., "The State of Transition to Competitive Markets in Natural Gas and Electricity," 15 Energy L.J. 323 (1994). The Commission has recently reviewed the status of restructuring in California and New England. Sempra Energy, HCAR No. 26890 (June 26, 1998); New England Electric System, HCAR No. 26918 (September 25, 1998). That FERC and many states have elected to rely more on markets than fully regulated utility service and to follow in a general fashion the direction set by natural gas restructuring does not lessen the importance of power generation ownership and operations to the supply of public-utility service. As a result of domestic economic growth, enormous net additions to generating capacity will be required. See, e.g., "Price Driven Merchant Market In The U.S.," March 20, 1998, Global Power Report at 5 (150,000 MW of new capacity for North America projected between 2007-2010). This increased demand will largely be met through natural gas-fired combustion turbine and combined cycle plants. Power Economics, supra; Energy Information Agency, Challenge of Electric Power Restructuring For Fuel Suppliers (U.S. Department of Energy, September 1998). Thus the energy utility industry is faced with enormous challenges as significant asset investments must be met in the context of restructuring designed to limit the role of franchised utilities to service delivery, as opposed to energy production and sales. The "emergency only" rhetoric of certain decisions notwithstanding, the Commission has applied
Section 7(c)(2)(D) of the Act to authorize holding company debt for authorized holding company system operations when management has shown that debt could provide advantageous financing. As Columbia Gas Systems, Inc., HCAR No. 12458 (April 13, 1954), noted, twelve ordinary course debt financings (thirteen counting the debentures authorized therein) were authorized under Section 7(c)(2)(D) of the Act. The current restructuring impetus is no less significant than the post-war expansion of natural gas pipeline systems facilitated by the Commission's policies concerning debt issuances by natural gas systems. Divestiture and efficient acquisition, operation and redevelopment of power generation are integral components of utility regulatory programs that have been implemented in the Northeast, Midwest and West, all markets within which AEP competes. Obtaining generation and market opportunities in these markets based upon the merits (as opposed to based upon impediments to financing) reflects a "necessary and urgent" corporate purpose as surely as traditional service area construction in the case of Eastern Utilities Associates, HCAR No. 24641 (May 12, 1988) and Northeast Utilities, HCAR No. 19519 (May 7, 1976) (long-term notes) or participation in the extension of national natural gas pipeline networks at issue in The Columbia Gas System, Inc., HCAR No. 12458 (April 13,
1954) (convertible subordinated debenture approved).

2. Compliance with Section 7(c)(1) Would Impose an Unreasonable
Burden upon AEP.

AEP's direct competitors are able to lower their effective cost of capital by accessing new forms of unsecured debt which are deeply subordinated and have deferral provisions that cause rating agencies to credit this debt as though it were equity within the capital structure. Enron and Texaco were among the first energy companies to avail themselves of these new products. Gerger & Schmitz, "The Influence of Tax Laws on Securities Innovation in the United States 1981-1997," 52 Tax L. Rev. 119 (1997). The Commission has recently authorized competing holding company systems, Southern, Conectiv and Cinergy, to issue debt at the holding company level in order to enhance their competitive posture. Southern Company, HCAR No. 27134 (February 9, 2000); Cinergy Corp., HCAR No. 26819 (January 20, 1998); Conectiv, HCAR No. 26833(February 26, 1998). The use of the proceeds of these financings is not restricted to the natural gas operations of these combination holding companies. Rendering this declaration effective would merely avoid the arbitrary imposition of financing restrictions upon selected registered holding companies when each competes with the others in energy markets and all are subject to the scrutiny of modern securities markets.

The financing cost differential between equity and either unsecured debt or trust preferred securities is very substantial. Failure to approve the application would result in a substantial financing cost burden on AEP. AEP's current cost of equity is approximately 12.5%. The interest cost associated with trust preferred securities with a forty year maturity is approximately 9.25%. The interest rate associated with ten year debt issued by AEP (or a financing subsidiary guaranteed by AEP) is approximately 8%. In addition, AEP considers that its common stock is currently undervalued and that it would be preferable to issue new common stock when market prices more realistically reflect its value.

Exclusive reliance on short-term debt subjects the issuer to interest rate fluctuations and limits the ability to realize the economic value of long-term assets. Short-term loan agreements also typically subject the issuer to more restrictive covenants than are prevalent in long-term financing. Exclusive reliance on equity will increase the after-tax cost of capital and will, in the short-term, dilute earnings per share. As noted above, certain new debt instruments combine deep subordination and payment deferral options to minimize the inflexibility traditionally associated with long-term debt, and such products are typically treated as the substantial equivalent of equity by rating agencies for capital structure risk assessment purposes. 52 Tax L. Rev. 119, supra. Although AEP intends to rely primarily on a financing subsidiary to issue authorized securities, it seeks authority to do so directly in such circumstances it may deem to be more appropriate in light of circumstances, such as market conditions and transaction costs. As noted above, the Commission has previously recognized that financing flexibility of this nature has been needed by at least one other registered holding company. Southern Company, HCAR No. 27134 (February 9, 2000); Southern Company, HCAR No. 26488 (February 2, 1996); Southern Company, HCAR No. 26489 (March 13, 1996).

AEP's direct competitors in energy markets, and especially domestic bulk power markets, are able to access capital in the most efficient fashion. In addition to exempt holding companies (i.e., Enron, Duke and Reliant Industries) and non-public-utility participants (i.e., Atlantic Refining, Amoco and Texaco), other registered holding company systems engaged in electric power marketing and energy marketing in competition with AEP. See, e.g., Southern Company, HCAR No. 27134 (February 9, 2000); Columbia Gas System, Inc., HCAR No. 26634 (December 26, 1996); Consolidated Natural Gas Company, HCAR No. 265400 (January 16, 1996); Cinergy Corp., HCAR No. 26819 (January 20, 1998); Conectiv, HCAR No. 26833 (February 26, 1998); Ameren, HCAR No. 26841 (March 15, 1978). As noted above, the relative disadvantage of diluting equity versus obtaining economic debt have previously justified finding compliance with Section 7(c)(1) of the Act to constitute an unreasonable burden. Given the amplification of this burden by competitive pressures, the pending application satisfies the applicable statutory standard.

3. Compliance with Section 7(c)(1) Is Neither Necessary nor
Appropriate to the Fulfillment of the Purposes of the Act.

As the Commission has previously determined, restrictive
interpretation of Section 7 of the Act, as effectively prohibiting multiple levels of debt within a holding company system no longer is warranted. Section 1(b)(1) of the Act firmly links investor protection to the inability of investors to "obtain the information necessary to appraise the financial position or earning power of the issuers...." Section 1(c) of the Act requires the Commission to construe and apply "to meet the problems and eliminate the evils as enumerated" in Section 1(b). When the Commission adopted an "emergency only" construction of Section 7(c)(2)(D) of the Act, the effects of securities disclosure requirements were not fully realized. Many public-utility company securities were not subject to annual reporting requirements until 1964. Securities and Exchange Commission, Division of Investment Management, The Regulation of Public-Utility Holding Companies (June 1995) 132. In adopting amendments to Rule 52 in 1992, the Commission acknowledged that the purpose of avoiding "pyramiding" of debt was tied to the absence of adequate disclosure. The Commission responded to the evolution of the securities markets and improved disclosure by removing condition six to the Rule 52 exemption:

Condition (6) provides that a public-utility subsidiary company may issue and sell securities to non-associates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior Commission approval. They further observed that other controls that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations.

As this Commission finding demonstrates, the securities market conditions that warranted the "emergency only" application of Section 7(c)(2)(D) of the Act, as exemplified by Eastern Utilities Associates, 38 SEC 728 (1958), no longer exist. The pending application specifies the standard as applied by the Commission in the context of modern securities markets.

4. The Emergence of Competitive Energy Markets and Corporate
Structures Responsive to the New Environment Effectively Constitutes a "Reorganization" under Section 7(c)(2)(A) of the Act.

As noted above, the FERC has implemented a restructuring of the electric power industry, including the bulk power components of public-utility operations. This restructuring requires the functional unbundling of generation, power sales and marketing from power delivery and several of the states in which AEP operates have required structural reorganizations of their electric utilities. The Energy Policy Act has facilitated implementing "unbundled" wholesale power generation through structurally separate EWGs, declaring in
Section 32(h)(2)(2) of the Act that their ownership and operation is "consistent with the operation of an integrated public utility system." The Commission has previously recognized the reorganization needed to respond to the new legal and market environments. See, e.g., Southern Company, HCAR No. 26489 (March 13,
1996); Interstate Energy Corporation, HCAR No. 26956 (December 18, 1998); Ameren, Inc., HCAR No. 26841 (March 15, 1998); American Electric Power, HCAR No. 26933 (November 2, 1998); Consolidated Natural Gas Co., HCAR No. 26634 (December 26, 1996); Conectiv, HCAR No. 26833 (February 26, 1998); Cinergy Corp., HCAR No. 26819 (January 20, 1998); Southern Company, HCAR No. 26488 (February 2, 1996). The authority sought herein is consistent with the financial requirements of the process of reorganization previously acknowledged by the Commission.

C. The Use of a Financing Subsidiary which Remits the Proceeds of
Financings to AEP is Consistent with the Act.

AEP is further seeking authority to form a special purpose financing subsidiary as a direct or indirect subsidiary of AEP. Although AEP anticipates that it may also issue debt securities directly, AEP anticipates that the majority of its debt financing and refinancing will be carried out through the proposed wholly-owned subsidiary. The purpose of this financing subsidiary is to facilitate otherwise authorized financings by the AEP electric system, specifically through the use of otherwise authorized financial guarantees issued by AEP. The proposed financing subsidiary will facilitate the AEP electric system's access to new financial products that seek to minimize the financial inflexibility traditionally associated with debt, while preserving for the issuer the lower after tax cost of capital associated with debt. The financing subsidiary will not extend its credit (it will have none). Instead, the registered holding company will extend its credit through an authorized guarantee. The financing subsidiary authority sought herein will result in no authority to issue securities under Rule 52 of the Act independent of authority conferred upon AEP.

The legislative history of the Act indicates a grave concern with public-utility subsidiaries and subsidiary public-utility holding companies ("sub-holding companies") lending their credit to a holding company, but no intent to restrict the holding company from lending its credit to otherwise authorized business activities. The Act therefore specifically authorizes the issuance of guarantees by registered holding companies.

The legislative history of Section 12(a) of the Act indicates that "subsidiaries" were included within the prohibition of upstream loans to holding companies in order to capture both public-utility operating companies and "sub-holding companies" that were their immediate parents. Report of National Power Policy Committee on Public Utility Holding Companies, 74th Cong. 1st Sess., H. Rep. No. 137 (March 12, 1935) ("Holding companies should immediately be prevented from borrowing from sub-holding companies or from operating companies in the same holding company system.") See also 74th Cong. 1st Sess. Cong. Record, June 27, 1935, at 10323. ("Loans by operating companies are sometimes called upstream loans."); House. Rep. No. 1318, 74th Cong. 1st Session, June 24, 1935 (characterizing the "flat prohibition" of
Section 12(a) as applying to public-utility company "upstream loans" and stating that "[r]egulation of intercompany transactions is provided to prevent the milking of operating companies for undue advantage to the controlling holding companies... Section 12 covers other intercompany transactions detrimental to operating companies."); 74th Cong. Com. Interstate Commerce, Hearings on S. 1725 (April 26-29, 1935), at 59 ("flat prohibition" of "upstream loans" applies to "public-utility companies").
Section 1(b) of the Act reflects this legislative history through the findings in subsections (b)(2) and (b)(3) thereof of abusive transactions harmful to "subsidiary public-utility companies." Section 1(c) of the Act, in turn, directs the Commission to interpret the Act "to meet the problems and eliminate the evils as enumerated in this section." The proposed financing subsidiary is neither a public-utility nor a holding company. The financing subsidiary proposed by AEP will derive no credit from the public-utility subsidiaries of AEP. Nor will the proposed finance subsidiary have any credit of its own. Its sole source of credit will be AEP itself.

Under the pending application, the newly formed subsidiary is simply a financial intermediary of AEP arranging for financing on behalf of AEP and remitting the funds received in return for AEP undertaking to assume payment of those obligations. The fact that the agent to obtain funds remits those funds to the principal does not amount to the agent lending its credit or making a loan; instead it is facilitating borrowing by the principal, a transaction that warrants no disapproval under the Act provided that the underlying financing has been authorized to the principal, as is the case here. The Commission has recognized that the creation of bona fide reciprocal obligations does not give rise to the extensions of credit that the Act was intended to prohibit. Mississippi Valley Generating Co. v. United States, 175 F.Supp. 505, 520-21 (Ct. Claims 1959), affirming Mississippi Valley Generating Company, HCAR No. 12794
(1955). The guarantee and debt service obligations undertaken by AEP associated with a remittance to AEP of funds by a financing subsidiary that is not itself a holding company does not represent the type of extension of credit Section 12(a) of the Act was designed to prohibit. In a slightly different context, the Commission has recognized that when a company acts merely as a conduit for an affiliate and the transaction is in substance one between the affiliate and non-affiliates, the interaffiliate transaction requirements of the Act should not prevent the transaction. Entergy Arkansas No-Action Letter (July 19, 1998). In administering the accounting provisions of the Act, the Commission adheres to the precept that the substance of a transaction, and not its form, should control, such as its requirements for accounting for leases when the lessor has no independent economic substance and is merely a conduit for a lessee subject to the accounting requirements of the Act to finance the acquisition of an asset. Accounting Treatment of Leases, HCAR No. 17772 (November 17, 1979). With respect to the other provisions of the Act, including Section 12(a), the Commission has repeatedly recognized that the substance of a transaction, and not its form, should govern the application of the Act. Despite the apparently absolute requirement under Section 9(a)(2) of the Act concerning approval of the acquisition of securities of public-utilities, when the substance of the transaction has involved an acquisition of public-utility assets otherwise authorized under the Act, the Commission has looked to the substance instead of adhering to the form. In New England Electric System, HCAR No. 18254 (January 11, 1974), the Commission applied what it characterized as its "longstanding" interpretation of the Act to deny a request for a hearing on these grounds:

AMC also takes exception to our determination that an acquisition of the stock of a utility company with a concurrent liquidation or merger of the company acquired should be considered, under the Act, as an acquisition of assets rather than as an acquisition of utility securities. It requires no argument to show that this interpretation correctly reflects the substance of the transaction being examined. The acquisition of the stock is simply a method of transferring title to the assets.

HCAR No. 18254, text at fn. 11.

The present application is no less a case of the holding company obtaining authorized financing and simply involves the use of an intermediary by AEP to access external sources of funds. No issues under Section 12(a) of the Act arise because the intermediary is a mere conduit and has no assets or business operations (let alone public-utility operations) of its own which could possibly be affected by the proposed transactions. Thus the present application implicates none of the evils identified by Section 1(b) of the Act. In Mississippi Valley Generating Company, supra, the Commission recognized that, even though the registered holding companies were the lead parties in the proposed transactions and that, in form the public-utilities were providing financial support, effectively in form an indemnity for the undertaking, in reality the public-utilities were obligating themselves to external parties, and the substance of the transaction therefore did not violate Section 12(a):

Under an agreement between Middle South, Southern and the AEC, in the event power is not delivered by the [Mississippi Valley Generating Company ("MVG")] to [the Atomic Energy Commission ("AEC")] at the time fixed for initial deliveries under the Power Contract, Middle South and Southern or their subsidiaries will be obligated to supply and the AEC to pay for 100,000 kilowatts of firm capacity power referred to as "interim"
power.... We do not consider that any indemnity within the meaning of
Section 12(a) is involved. The obligation to supply MVG with interim and back-up power and to absorb canceled power would be the direct obligation of the operating companies, not of the holding companies. While the arrangements among the system companies have not been finally determined, the record shows that the arrangements for the supply of back-up energy, interim power, and absorption of power will be between MVG and the operating companies of each system, that MVG will pay those subsidiaries for such power, and neither Middle South nor Southern will obtain any payments from the AEC for power. It is proper under the Act for construction projects and operations to be planned and carried forward on a basis meeting the purposes of the system as a whole, and for the holding company to make contracts in furtherance of such coordinated operations with the intent that the operating aspects of such contracts shall be carried out by the system operating companies. The creation of the attendant reciprocal benefits and undertakings involved in such arrangements does not in our view automatically result in an indemnity of the holding company within the meaning of Section 12(a).

Mississippi Valley Generating Company, HCAR 12794 (1954) (text at footnotes 65-69, footnotes omitted).

As stated above, the transactions proposed by the pending application simply implement an authorized financing and do not entail the lending of credit or the making of a loan by a subsidiary because the subsidiary lacks any economic role other than as a conduit for the principal.

In its administration of the Investment Company Act, the Commission has recognized that wholly-owned financing subsidiaries whose debt is guaranteed by its parents serve "merely as conduits for financing the parents'....
operations. Their debt was fully guaranteed by their parents, and purchasers of the subsidiaries' debt looked to the parents for their assurance of repayment." Exemption from All Provisions of the Investment Company Act of 1940 for Certain Finance Subsidiaries, Rel. No. IC-12679, 26 S.E.C. Docket 273 (1982). The Commission recognized in granting the exemption that such would facilitate tax efficient financing through wholly-owned subsidiaries. Id.

The Commission routinely granted exemptions to finance subsidiaries under the Investment Company Act, reasoning that the debt securities of the finance subsidiary were, in effect, debts of the parent company:

The rationale for the exemptions was that as a consequence of the parent company's guarantee and the limited activities of the finance subsidiary, the debt securities of the finance subsidiary were in effect debt of its parent company, and there would have been no issue under the Act had the parent issued its own debt directly.

 ....

[Describing the earlier rule exempting foreign finance subsidiaries, the S.E.C. explained:] Since the debt would be sold on the basis of the parent's credit, purchasers of the debt would look to the parent for their assurance of repayment despite the interposition of the subsidiary. Absent unusual circumstances, if the parent were to issue the debt directly, no question would arise under the Act.

Id.

In its release adopting Rule 3a-5 of the Investment Company Act, the Commission explained:

 ...[T]he Commission believes that it is appropriate to exempt a finance subsidiary from all provisions of the [Investment Company] Act where neither its structure nor its mode of operation resembles that of an investment company. We have found this to be the case where the primary purpose of the subsidiary is to finance the business operations of its parent or other subsidiaries of its parent which are not investment companies. We have also found this to be the case where any purchaser of the finance subsidiary's debt instruments ultimately looks to the parent for repayment and not to the finance subsidiary. The rule, therefore, describes a situation where the finance subsidiary is essentially a conduit for the parent to raise capital for its own business operations or for the business operations of its subsidiaries.

Exemption from the Definition of Investment Company for Certain Finance Subsidiaries of the United States and Foreign Private Issuers, Rel. No. IC-14275, 32 S.E.C. 66, 1984 W.L. 52669 (1984).

AEP does not herein request an exemption from any provision of the Act.
Section 1(c) of the Act requires the Commission to interpret and apply the Act based upon the substance of transactions in order to eradicate enumerated evils; not apply the form of the act to frustrate access to new and economical sources of financing. The Commission's recognition in the administration of the Investment Company Act that a financing agency of this nature carries with it no substantive consequences different from the principal itself undertaking the activity in question merely illustrates that the Commission may appropriately construe the prohibition of Section 12(a) as not including the use of a special purpose entity formed solely for the purpose carrying out authorized financing by the registered holding company. AEP's proposal to form a financing subsidiary to effectuate authorized financings with the benefits of authorized guarantees by AEP faces no statutory impediment under the Act and is wholly consistent with the Act.

ITEM 4. REGULATORY APPROVAL

No state commission and no federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE

AEP hereby requests that the Commission's order be issued as soon as the rules allow. AEP hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. It is considered that the record is now complete with respect to the transactions described herein. AEP hereby requests that the Commission release its reservation of jurisdiction over (a) the issuance and sale, from time to time or at any time on or before June 30, 2006, of any securities described herein in an amount that will not in the aggregate exceed $1.5 billion (net cash proceeds to AEP) and (b) any transactions involving a Finance Subsidiary or Special Purpose Subsidiary. AEP also requests that the Commission reserve jurisdiction over the issuance of the Debt Securities, Preferred Securities or Preferred Stock if (A) AEP's credit ratings are below investment grade or its common stock equity is less than 30% of total capitalization or (B) such issuance would cause AEP's credit ratings to fall below investment grade or would lower AEP's common stock equity below 30% of total capitalization. AEP hereby requests that the Commission's order be issued as soon as the rules allow. AEP hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

(a) Exhibits

A-1 Certificate of Incorporation of AEP, dated October 29, 1997 (filed as
Exhibit 3(a) to the Quarterly Report on Form 10-Q for the period ended September 30, 1997 (File No. 1-3525) and incorporated herein by reference.)

A-2 By-Laws of AEP as amended effective January 28, 1998 and presently in effect (filed as Exhibit 3(b) to the Annual Report on Form 10-K for the period ended December 31, 1997 (File No. 1-3525) and incorporated herein by reference.)

A-3 Certificate of Incorporation of Financing Subsidiary. (To be filed by amendment.)

A-4 By-Laws of Financing Subsidiary. (To be filed by amendment.)

B None.

C Registration Statement pursuant to the Securities Act of 1933, as amended. (To be filed by amendment.)

D None.

E None.

F Opinion of Counsel. (To be filed by amendment.)

G Form of Notice.

Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

(b) Financial Statements.

Consolidated balance sheet of AEP at December 31, 1999. (Designated in AEP's Form 10-K for the year ended December 31, 1999, File No. 1-3525.)

Statements of income and cash flows of AEP for the year ended December 31, 1999. (Designated in AEP's Form 10-K for the year ended December 31, 1999, File No. 1-3525.)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


                                   SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
AMERICAN ELECTRIC POWER COMPANY, INC.


By: /s/ A. A. Pena____________
A. A. Pena
Treasurer


Dated: July 28, 2000



                                                                     Exhibit G


                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. /August , 2000


----------------------------------------

In the Matter of

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza
Columbus, Ohio 43215

----------------------------------------


American Electric Power Company, Inc. ("AEP") a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), the Public Utility Holding Company Act of 1935, as amended (the "Act"), has filed an application-declaration (the "Application") under Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33 of the Act and Rules 42, 45, 46 and 53
thereunder.

AEP seeks authorization to organize and acquire all of the common stock of one or more subsidiaries (collectively, the "Financing Subsidiary") for the purpose of effecting various financing transactions from time to time through June 30, 2006 involving the issuance and sale of up to an aggregate of $1,500,000,000 in any combination of Preferred Securities, Debt Securities, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units, all as described in the Application. AEP further proposes that it may effect directly, i.e., without the Financing Subsidiary, any such transaction involving Preferred Securities, Debt Securities, Stock Purchase Contracts or Stock Purchase Units as described in the Application.

Financing Subsidiary

AEP proposes to acquire all of the outstanding shares of common stock of the Financing Subsidiary for amounts (inclusive of capital contributions that may be made from time to time to the Financing Subsidiary by AEP) aggregating up to 35% of the total capitalization of the Financing Subsidiary. The business of the Financing Subsidiary will be limited to effecting financing transactions for AEP and its affiliates. In connection with such financing transactions, AEP will enter into one or more guarantee or other credit support agreements in favor of the Financing Subsidiary.

Preferred Securities

In connection with the issuance of Preferred Securities (as hereinafter defined), AEP or the Financing Subsidiary proposes to organize one or more separate special purpose subsidiaries as any one or any combination of (a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by AEP, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by AEP,
(c) a business trust under the laws of the State of Delaware or other jurisdiction considered advantageous by AEP, or (d) any other entity or structure, foreign or domestic, that is considered advantageous by AEP. The special purpose subsidiaries to be so organized are hereinafter referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries". In the event that any Special Purpose Subsidiary is organized as a limited liability company, AEP or the Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Investment Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests so as to comply with the requirement under the applicable LLC Act that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, AEP or the Financing Subsidiary also may organize an Investment Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Investment Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will at all times have a limited partner to the extent required by applicable law.

The respective Special Purpose Subsidiaries then will issue and sell at any time or from time to time preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation preference per security.

AEP, the Financing Subsidiary and/or an Investment Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount up to 21% of the total equity capitalization from time to time of such Special Purpose Subsidiary (the aggregate of such investment by AEP, the Financing Subsidiary and/or an Investment Sub being herein referred to as the "Equity Contribution"). The Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, subordinated debentures, promissory notes or other debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, the Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to the Financing Subsidiary (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of the Preferred Securities by such Special Purpose Subsidiary from time to time, and the Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings.

AEP or the Financing Subsidiary may also guarantee (individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Special Purpose Subsidiary or redemption of the Preferred Securities of such Special Purpose Subsidiary, and (iii) certain additional amounts that may be payable in respect of such Preferred Securities.

Each Note will have a term of up to 50 years. Prior to maturity, the Financing Subsidiary will pay interest only on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities, which dividend or distribution rate may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods. Such interest payments will constitute each respective Special Purpose Subsidiary's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and dividends or distributions on the common stock or the general partnership or other common equity interests of such Special Purpose Subsidiary. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Special Purpose Subsidiary issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, the Financing Subsidiary may have the right to defer payment of interest on any issue of Notes for up to five or more years. Each Special Purpose Subsidiary will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Special Purpose Subsidiary's rights under the related Note and Guaranty. The dividend or distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Note issued by the Financing Subsidiary with respect thereto. The Preferred Securities may be convertible or exchangeable into common stock of AEP.

The Notes and related Guaranties will be subordinate to all other existing and future unsubordinated indebtedness for borrowed money of the Financing Subsidiary and may have no cross-default provisions with respect to other indebtedness of the Financing Subsidiary, i.e., a default under any other outstanding indebtedness of the Financing Subsidiary would not result in a default under any Note or Guaranty. However, AEP and/or the Financing Subsidiary may be prohibited from declaring and paying dividends on its outstanding capital stock and making payments in respect of pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

It is expected that the Financing Subsidiary's interest payments on the Notes will be deductible for federal income tax purposes and that each Special Purpose Subsidiary will be treated as either a partnership or a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and AEP (and any Investment Sub) will be deemed to have received distributions in respect of their ownership interests in the respective Special Purpose Subsidiary and will not be entitled to any "dividends received deduction" under the Internal Revenue Code. The Preferred Securities of any series, however, may be redeemable at the option of the Special Purpose Subsidiary issuing such series (with the consent or at the direction of AEP) at a price equal to their par or stated value or liquidation preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than approximately 10 years from their date of issuance, or (ii) upon the occurrence of certain events, among them that (x) such Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received on the Notes issued to such Special Purpose Subsidiary, or (y) it is determined that the interest payments by the Financing Subsidiary on the related Notes are not deductible for income tax purposes, or
(z) such Special Purpose Subsidiary becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. The Financing Subsidiary also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Special Purpose Subsidiary for the Notes or other junior subordinated debt issued to such Special Purpose Subsidiary.

In the event that any Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Special Purpose Subsidiary may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Special Purpose Subsidiary will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, the Financing Subsidiary's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any Special Purpose Subsidiary is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, the Financing Subsidiary may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Special Purpose Subsidiary, after the payment of such taxes, shall result in the Special Purpose Subsidiary's having such funds as it would have had in the absence of such payment of taxes.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of the Preferred Securities of such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

The constituent instruments of each Special Purpose Subsidiary, including its Limited Liability Company Agreement, Limited Partnership Agreement or Trust Agreement, as the case may be, will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to the Financing Subsidiary or Investment Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities. Accordingly, AEP proposes that no Special Purpose Subsidiary's constituent instruments include any interest or dividend coverage or capitalization ratio restrictions on its ability to issue and sell Preferred Securities as each such issuance will be supported by a Note and Guaranty and such restrictions would therefore not be relevant or necessary for any Special Purpose Subsidiary to maintain an appropriate capital structure.

Each Special Purpose Subsidiary's constituent instruments will further state that its common stock or general partnership or other common equity interests are not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by AEP, the Financing Subsidiary and/or its Investment Sub (or permitted successor), and that AEP or the Financing Subsidiary (or permitted successor) will pay all expenses of such Special Purpose Subsidiary.

Debt Securities

AEP proposes that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, the Financing Subsidiary may issue and sell Notes directly to investors without an intervening Special Purpose Subsidiary. AEP proposes that any Notes so issued will be unsecured, may be either senior or subordinated obligations of the Financing Subsidiary, may be convertible or exchangeable into common stock of AEP or Preferred Securities, and otherwise will have terms and provisions substantially as described hereinabove (the "Debt Securities").

Preferred Stock

AEP proposes that the Financing Subsidiary may issue and sell from time to time shares of its preferred stock (the "Preferred Stock"). Any such issue of Preferred Stock will have a specified par or stated value per share and, in accordance with applicable state law, will have such voting powers (if any), designations, preferences, rights and qualifications, limitations or restrictions as shall be stated and expressed in the resolution or resolutions providing for such issue adopted by the board of directors of the Financing Subsidiary pursuant to authority vested in it by the provisions of its certificate of incorporation. The foregoing may include rights of conversion or exchange into common stock of AEP or Preferred Securities.

Stock Purchase Contracts and Stock Purchase Units

AEP proposes that the Financing Subsidiary may issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from AEP, and AEP to sell to the holders, a specified number of shares of common stock of AEP at a future date or dates. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of units ("Stock Purchase Units") consisting of a Stock Purchase Contract and Debt Securities, Preferred Securities or other debt obligations of third parties, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of AEP under the Stock Purchase Contracts. The Stock Purchase Contracts may require AEP or the Financing Subsidiary to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

Use of Proceeds

AEP proposes that the proceeds of the Preferred Securities, Debt
Securities, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units may be utilized to pay dividends to AEP to the extent permitted under applicable state law, to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), or in any transactions permitted under the Act and for other general corporate purposes, including the reduction of short-term indebtedness.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by September , 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.



--------
1 The Federal Energy Regulatory Commission grants market-based rate authority upon finding that workable competition exists in the affected bulk power markets because the applicant cannot exercise either generation-based or transmission-based market power, cannot engage in affiliate abuses and cannot effect other barriers to entry. Heartland Energy Services, Inc., 68 FERC P. 61,223 at 62,062-63 (1994). The operating company public-utility subsidiaries of AEP have nationwide market-based rate authority. See e.g. American Electric Power Service Corporation 81 FERC P. 61,129 (1997). Equivalent national market-based rate wholesale marketing authority has been conferred by FERC on over 50 major electric utilities and systems, including Ameren, Southern Company, Duke Power, CSW, Inc., Cinergy, Entergy and Virginia Electric and Power Company. Among the hundreds of bulk power marketers authorized to sell power at market-based rates are companies formed by AES Corporation, Amoco, AGL Resources (Atlanta Gas Light), Atlantic Refining and Marketing Company, Bechtel Power Corporation, Calenergy, Calpine Corporation, Catex Vitol Gas, Inc., Consolidated Natural Gas Corporation, Columbia Gas Systems, Inc., Chevron Corp., Compagnie General des Eaux, Enron Corp., Goldman, Sachs & Co., John Hancock Mutual Life Insurance Company, Morgan Stanley Dean Witter, National Fuel Gas Corporation, National Power PLC, Ontario Hydro, PanCanadian Petroleum Limited, Panda Energy, Sovat, Inc., Texaco, Inc., Tractabel, Inc., Waste Management, Inc., Wheelabrator Technologies, Inc. and The Williams Companies, Inc.

2 In addition, exempt holding companies use both holding company debt and finance subsidiary debt to support investments in EWGs, FUCOs and competitive enterprises. An example is Public Service Enterprise Group, Inc. which itself issued $800 million of debt (including trust preferred securities) in 1998, following issuances of debt by its finance subsidiary PSEG Capital Corp. in 1997. Its electric utility subsidiary Public Service Electric & Gas has substantial debt outstanding. Texas Utilities is an exempt holding company that has issued debt (including 10 year senior notes and 30 year trust preferred securities) to finance investments in FUCOs while its electric utility subsidiary issued in excess of $1 billion of debt in the same time period. These financial structures have resulted in no action by the Commission under the "unless and except" clause of Section 3(a) of the Act.

3 The structural separation of competitive enterprises and franchised natural monopoly operations follows the precedent established by the reorganization of AT&T and the Regional Bell Systems, which has typically resulted in a regional holding company, such as Bell South Corporation, guaranteeing debt issued by a capital funding subsidiary, such as Bell South Capital Funding, which issued $500 million of 100 year debentures in 1997 and $300 million 10 year bonds in 1998 to finance highly competitive enterprises while its Bell South Telecommunications subsidiary, which provides regulated local exchange service, issued in excess of $1 million in debt during the same time period. The same pattern is exhibited by U.S. West, Bell Atlantic and SBC Communications. The evolution towards this financial structure is natural and efficient and results from the structural segregation of competitive and public franchise operations.